THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER DULY AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL YOUR SHARES IN WPP GROUP PLC, PLEASE SEND THIS DOCUMENT AND THE ACCOMPANYING DOCUMENTS AT ONCE TO THE PURCHASER OR TRANSFEREE, OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

This document should be read in conjunction with the accompanying listing particulars ("Listing Particulars") relating to WPP Group plc which have been prepared in accordance with the Listing Rules of the UK Listing Authority made under section 142 of the Financial Services Act 1986. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration as required by section 149 of the Financial Services Act 1986.

Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on its market for listed securities. It is expected that Admission will become effective and that dealings on the London Stock Exchange will commence at 8.00 a.m. (London time) on the Effective Date.

--------------------------------------------------------------------------------

                                 WPP GROUP PLC

                                    CIRCULAR
                          RELATING TO THE MERGER WITH
                              YOUNG & RUBICAM INC.
                                      AND
                    NOTICE OF EXTRAORDINARY GENERAL MEETING

------------------------------------------------------------

Notice of an Extraordinary General Meeting of WPP Group plc, to be held at 10.00 a.m. on 29 September, 2000 at the offices of Allen & Overy, One New Change, London EC4M 9QQ, is set out on pages 12 and 13 of this document. You are requested to complete, sign and return the form of proxy enclosed with this document as soon as possible, but in any event so as to be received by WPP Group plc's registrars, Computershare Services PLC, P.O. Box 1075, Bristol BS99 3FA, not later than 10.00 a.m. on 27 September, 2000.

Goldman Sachs International and Merrill Lynch International, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for WPP Group plc and for no-one else in connection with the Merger and will not be responsible to anyone other than WPP Group plc for providing the protections afforded to their respective customers or for providing advice in relation to the Merger.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

                                    CONTENTS

                                                                PAGE
                                                              --------
LETTER FROM THE CHAIRMAN OF WPP.............................      3

   1.  Introduction.........................................      3
   2.  Details of the Merger................................      3
   3.  Information on Y&R...................................      4
   4.  Strategic and financial reasons for the Merger.......      5
   5.  Enlarged WPP Group board and headquarters............      7
   6.  Dividends and dividend policy........................      8
   7.  Accounting treatment and reporting implications......      8
   8.  Listing and dealing..................................      8
   9.  Extraordinary General Meeting........................      9
  10.  Further information..................................      9
  11.  Action to be taken...................................      9
  12.  Recommendation.......................................      9

ADDITIONAL INFORMATION......................................     10

NOTICE OF EXTRAORDINARY GENERAL MEETING.....................     12

DEFINITIONS.................................................     14

                         TIMETABLE OF PRINCIPAL EVENTS

Posting of the Circular and Listing Particulars...........                           25 August 2000
Record Date in respect of the interim dividend payable for
the year ending 31 December 2000..........................                        15 September 2000

Latest time and date for receipt of forms of proxy for the
EGM.......................................................          10.00 a.m. on 27 September 2000

Special Meeting of Y&R Share Owners.......................               10.00 a.m. (New York time)
                                                                               on 28 September 2000

EGM of WPP Share Owners...................................          10.00 a.m. on 29 September 2000

Expected Effective Date of the Merger.....................                           3 October 2000

Expected date that dealings will commence in the
Consideration Shares......................................              8.00 a.m. on 3 October 2000

                                 EXCHANGE RATES

Except where otherwise stated, amounts quoted in US dollars in this document have been converted into equivalent sterling amounts, at the rate of US$1.48 :
L1, the Noon Buying Rate prevailing at 23 August 2000, the latest practicable date prior to the publication of this document.

                           FORWARD-LOOKING STATEMENTS

This document and the accompanying Listing Particulars contain certain forward-looking statements concerning, among other things, future performance, cost savings, revenues and growth of WPP, Y&R and the enlarged WPP Group and statements regarding expected operational efficiencies from, and benefits of, the Merger. For a discussion of what may constitute "Forward-looking statements" and of the risks and uncertainties to which such statements are subject, see paragraph 13 of Part I of the Listing Particulars.

                                 WPP GROUP PLC


DIRECTORS:                                                    HEAD OFFICE:
Hamish Maxwell* (Chairman)                                    27 Farm Street
Sir Martin Sorrell (Group Chief Executive)                    London
Paul Richardson (Group Finance Director)                      W1J 5RJ
Brian Brooks (Chief Human Resources Officer)
Eric Salama (Group Director of Strategy)
Jeremy Bullmore*
Esther Dyson*
Steven Heyer*
Masao Inagaki*
John Jackson*
Christopher Mackenzie*
Stanley Morten*
John Quelch *
Joel Smilow*

*NON-EXECUTIVE

                                                                  25 August 2000

Dear Share Owner,

                          MERGER WITH YOUNG & RUBICAM

1. INTRODUCTION

On 12 May 2000, the boards of WPP and Y&R announced that they had reached agreement on the proposed merger of the two companies.

Details of the Merger, and the reasons for and benefits of the Merger, together with further information on the Y&R Group, are set out below and in the accompanying Listing Particulars. In view of the size of the transaction, the Merger is conditional, among other things, upon the approval of WPP Share Owners.

This letter explains why your Board believes that the merger of WPP and Y&R is in the best interests of WPP and its share owners as a whole, and seeks your approval to the Merger at an Extraordinary General Meeting to be held on 29 September 2000. WPP Share Owner approval is also being sought for the issue of new WPP Ordinary Shares pursuant to the Merger and the appointment of four new directors designated by Y&R. In addition, WPP Share Owner approval is being sought to authorise the WPP Directors to allot a limited number of equity securities for cash on a non pre-emptive basis, to an increase in the maximum amount of annual remuneration which may be paid to non-executive Directors under the Company's articles of association and to enable the Company to provide any special remuneration to a non-executive Director, for any special or extra services requested by the Company, in the form of WPP Ordinary Shares (by means of a right to acquire those shares in lieu of cash, at a price no less than the nominal amount of such shares).

2. DETAILS OF THE MERGER

Under the terms of the Merger, Y&R Share Owners (other than WPP, Y&R or any of their respective subsidiaries) will be entitled to receive, for each Y&R Common Share held, 0.835 of a WPP ADS. Each Y&R Share Owner may alternatively elect to receive five new WPP Ordinary Shares in lieu of each WPP ADS he would otherwise be entitled to receive.

Upon the Merger becoming effective, each outstanding Y&R Stock Option will convert into an option to acquire 4.175 new WPP Ordinary Shares if the option holder is primarily resident or employed in Europe, or into an option to acquire
0.835 of a WPP ADS in all other cases. Each Y&R Share Owner who would otherwise have been entitled to receive a fraction of a WPP ADS or a WPP Ordinary Share will receive, in lieu thereof, cash (without interest) equal to his proportionate interest in the net proceeds of sale on the London Stock Exchange of the WPP Ordinary Shares representing the aggregate of the fractional entitlements which Y&R Share Owners would otherwise be entitled to receive. In addition, upon the

REGISTERED OFFICE: PENNYPOT INDUSTRIAL ESTATE, HYTHE, KENT CT21 6PE  REGISTERED
                                  NO: 1003653

Merger becoming effective, the Y&R Convertible Notes will become convertible into 0.835 of a WPP ADS for each Y&R Common Share into which they were convertible prior to the Merger.

Accordingly, it is expected that completion of the Merger will require the issue of up to approximately 433,710,712 new WPP Ordinary Shares (including new WPP Ordinary Shares to be issued upon the exercise of the Y&R Stock Options, upon conversion of the Y&R Convertible Notes and as deferred consideration for certain previous acquisitions by Y&R). On the basis of a price of L8.45 for each WPP Ordinary Share (based on the closing middle market price on 11 May 2000, the last business day immediately prior to the announcement of the Merger), the Merger values the entire fully diluted share capital of Y&R at approximately L3.6 billion.

Immediately following the Merger becoming effective, the interests of WPP's existing Share Owners are expected to represent approximately two thirds and those of Y&R Share Owners and option holders are expected to represent approximately one third of the enlarged fully diluted issued share capital of WPP.

The Merger is also conditional, inter alia, on the approval of Y&R Share Owners and on a number of regulatory and other consents and confirmations in Brazil, Hungary and South Africa. The Merger is expected to be completed on 3 October 2000, assuming that the various approvals and regulatory consents are received by such date.

The Merger Agreement may be terminated by WPP or Y&R in certain circumstances before the Effective Date, including if either company's share owners fail to approve the transaction, as described in more detail in Section A of Part V of the Listing Particulars. Y&R will be entitled to receive a US$25 million fee from WPP if the Merger Agreement is terminated because WPP's Share Owners vote against the Merger. This fee will be increased to US$75 million in certain circumstances, including if an alternative acquisition proposal in relation to WPP is publicly announced and the Merger Agreement is subsequently terminated because WPP's Share Owners vote against the Merger and, within 9 months after the termination of the Merger Agreement, the alternative acquisition proposal is completed. WPP will be entitled to receive from Y&R a fee of US$25 million (or US$175 million) if corresponding circumstances arise in relation to Y&R.

Further details of the principal terms of the Merger Agreement and of the conditions to the implementation of the Merger are set out in Section A of
Part V of the Listing Particulars which accompany this document.

This document should be read in conjunction with the Listing Particulars, which also contain detailed financial and other information on WPP and Y&R.

3. INFORMATION ON Y&R

Y&R is one of the world's leading global communications services groups. The Y&R Group comprises a network of agencies in the fields of advertising, media investment management, information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications. Y&R has over 300 offices in over 70 countries around the world. For the year ended 31 December 1999, the Y&R Group had worldwide billings of US$8.53 billion. Set out below is a summary of some of the key areas of the Y&R Group's business.

Young & Rubicam Advertising is a leading full-service consumer advertising agency, offering expertise in consumer research, strategic and creative development, and media buying and planning. In addition to agency networks in a number of countries, Young & Rubicam Advertising is represented in the Asia Pacific region by Dentsu, Young & Rubicam, a series of joint ventures with Dentsu, Inc. of Japan, in which Y&R is the majority partner (owning at least 66% of each joint venture) except in Japan, the Philippines and India.

The Media Edge is a leading, full-service global media business, and The Digital Edge, formed in 1999, specialises in planning and buying for internet media, electronic commerce and other fledgling technologies and digital media.

Y&R 2.1 is a new type of advertising agency dedicated to integrating on-line and off-line marketing communications in support of brands around the world.

The Bravo Group and Kang & Lee are full-service advertising agencies in the United States devoted to creating communications targeted at fast-growing multicultural groups. Bravo's focus is on Hispanic Americans and Kang & Lee's on Asian Americans.

Impiric is a global, full-service consulting and communications firm that provides strategic, customer-centred solutions to business problems. Impiric works closely with KnowledgeBase Marketing, another recently acquired Y&R company.

Y&R's diversified communications group includes Burson-Marsteller, the world's largest public relations and public affairs firm, Landor Associates, one of the world's leading branding consultancies and strategic design firms, Cohn & Wolfe, a public relations and public affairs firm and Sudler & Hennessey, an international healthcare communications agency. Most recently, Y&R acquired Robinson Lerer & Montgomery, a leader in the field of strategic communications.

In the area of internet marketing, Y&R has made considerable investments including Luminant Worldwide Corporation, a key player in the interactive services arena, Harris Interactive, a leader in on-line market research and Digital Convergence, MediaPlex and iWeb, creators of new internet vehicles that deliver marketing messages and content to consumers.

4. STRATEGIC AND FINANCIAL REASONS FOR THE MERGER

4.1 The Directors believe that the enlarged WPP Group will be better positioned to become the world's premier provider of communications services and that it will be capable of achieving a faster rate of organic growth and hence greater long-term share owner value than could be achieved by either of the groups remaining separate.

    The Directors believe that the principal strategic and financial reasons for the Merger are as follows:

    Firstly, the philosophy and cultures of the two organisations are very similar. Y&R was one of the first communications services groups to formulate and implement a consistent approach to the integration of advertising and marketing services for clients. Since the 1960's, Y&R has developed its integrated approach both organically and by acquiring leading marketing brands such as Burson-Marsteller, Cohn & Wolfe, Wunderman Cato, Johnson, Landor Associates and Sudler & Hennessey, amongst others. Similarly, since it was founded in 1985, WPP has developed a strategy aimed at adding value to clients, share owners and employees through the integration of advertising and marketing services. Other groups claim a similar approach but, to the knowledge of WPP and Y&R, few have been able to implement it so successfully.

    Secondly, both WPP and Y&R share a number of major clients including Ford Motor Company, Philip Morris, Sears and Mattel. Within the enlarged WPP Group client conflicts will be managed more effectively through separate operating brands so that clients will be assured of confidentiality.

    Thirdly, both WPP and Y&R complement one another in providing alternative operating brands in the areas of advertising, media investment management, information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications and in the internet sector. In information and consultancy, Y&R's BrandAsset Valuator and investment in internet based market research will provide the enlarged WPP Group with additional opportunities.

    Fourthly, the Merger will strengthen the enlarged WPP Group geographically, particularly in North America and Continental Europe. In addition, Asia Pacific offers an interesting opportunity where Y&R has a series of important joint ventures with Dentsu, the world's largest advertising agency. The enlarged WPP Group will have the number one or two position in the following major geographic regions, based on WPP and Y&R's gross income for their respective financial years ended 31 December 1999:

    - North America

    - United Kingdom

    - Continental Europe

    - Asia Pacific

    - Latin America

    - Africa and Middle East

    Finally, the Merger offers opportunities in terms of enhanced revenue growth and cost synergies. Whilst your Board feels that it is inadvisable to estimate revenue growth at this stage, the Directors believe that there will be considerable potential for such growth as a result of enhanced operational capabilities and the opportunity to co-ordinate approaches on global, regional and national accounts. On the cost side, pre-tax annual operating cost savings of US$30 million are expected to be achieved by the end of 2001 (see paragraph 12.3 in Part I of the Listing Particulars for certain risk factors in relation to this estimate). These savings are expected to result from the elimination of certain central cost duplications and by co-ordinating certain common activities including, amongst others, financial planning, budgeting, reporting and control, tax and treasury management, activities relating to mergers and acquisitions, investor relations, human resources, property, procurement, information technology and practice development. The Directors believe that the Merger will be accretive to WPP's earnings in the first full year following completion of the Merger.

4.2 The services of the enlarged WPP Group and its highly complementary portfolios of leading operating brands are listed below:

    (A) ADVERTISING--development of marketing and branding campaigns, and production and design of advertisements

       - WPP: Ogilvy and Mather Worldwide, J. Walter Thompson Company and
         Conquest

       - Y&R: Young & Rubicam Advertising, Dentsu, Young & Rubicam and Y&R 2.1

    (B) MEDIA INVESTMENT MANAGEMENT--planning and purchasing time and/or space in various media, including broadcast and cable television, radio, newspapers, magazines, billboards and the internet

       - WPP: MindShare

       - Y&R: The Media Edge and The Digital Edge

    (C) INFORMATION AND CONSULTANCY--conducting consumer, media, corporate communications and policy research, advertising research, pre-testing, tracking and evaluation of advertising and promotions design and management of international market studies and new product development and testing

       - WPP: Research International, Millward Brown, Kantar Media Research, Center Partners, IMRB International, Winona Group and Goldfarb Consultants and "BRANDZ", an advanced diagnostic and predictive proprietary research tool

       - Y&R: "BrandAsset-Registered Trademark- Valuator," a proprietary diagnostic and predictive proprietary research tool

    (D) PUBLIC RELATIONS AND PUBLIC AFFAIRS--providing advice and services with respect to corporate, financial and marketing communications, government lobbying, crisis management and public affairs

       - WPP: Hill and Knowlton, Ogilvy Public Relations Worldwide, Alexander Ogilvy, Timmons & Company, The Wexler Group and Buchanan Communications

       - Y&R: Burson-Marsteller, Cohn & Wolfe and Robinson Lerer & Montgomery

    (E) CONSUMER RELATIONSHIP MANAGEMENT--planning, designing and implementing direct marketing and sales promotions, including direct mail and direct response television advertising, telemarketing and database and online marketing

       - WPP: OgilvyOne Worldwide

       - Y&R: impiric (formerly Wunderman Cato Johnson) and KnowledgeBase Marketing

    (F) BRANDING AND IDENTITY, HEALTHCARE AND SPECIALIST
       COMMUNICATIONS--providing services with respect to brand and corporate identity, package design, retail design and branded environments, verbal branding and corporate literature

       - WPP: Enterprise IG, Brand Union, Coley Porter Bell

       - Y&R: Landor Associates

        and also providing marketing and communications services in the healthcare area

       - WPP: CommonHealth

       - Y&R: Sudler & Hennessey

4.3 In addition to the services and operating brands referred to above, both WPP and Y&R have recognised the potential of the internet for fuelling growth in the communications services industry and, together, the enlarged WPP Group, will have one of the industry's broadest portfolio of internet investments. The following table identifies companies operating in the internet sector in which the WPP Group or the Y&R Group have recently made investments:

                          WPP                                                             Y&R
 ------------------------------------------------------ -----------------------------------------------------------------------
 COMPANY         SECTOR                    SHAREHOLDING COMPANY                 SECTOR                             SHAREHOLDING
 -------         ------                    ------------ -------                 ------                             ------------
 Syzygy          Web development               34.26%   KnowledgeBase Marketing Database marketing/CRM                   100%
 Concept!        Web development               17.70%   Luminant                Internet professional services         20.62%
 Net King        Portal                        16.67%   Digital Convergence     Internet media targeting                5.88%
 e-Rewards       Loyalty                       19.40%   Mediaplex               Internet advertising technology         0.71%
 TWIi            B-2-B sports content          19.48%   Harris Interactive      Internet research                       4.17%
 Intraspect      Knowledge management           7.65%   Cyber Dialogue          Internet marketing                     12.45%
 Visible World   Video personalisation          6.28%   Naviant                 Targeted internet advertising           5.37%
 Big Words       College-based e-commerce       3.71%   iWeb                    Internet advertising technology        18.30%
 Red Sheriff     Internet research              5.00%   Streampipe              Internet broadcasting                  23.81%
 Roundarch       e-commerce consulting         19.90%   eMotion                 Digital asset management               10.50%
 Metapack        e-fulfillment                  4.99%   Gamut Interactive       Smartcard technology                    5.51%
 Imagine         e-CRM                          2.00%
 Deckchair       Online travel                  7.96%
 Inferentia Spa  e-business consulting          4.00%
 Advertising.com New media advertising          1.30%

The Directors believe that these investments will afford the enlarged WPP Group significant opportunities to provide services to existing clients of the enlarged WPP Group and to establish relationships with the relevant partners in these investments.

The Directors also believe that the enlarged WPP Group will be well positioned to benefit substantially from:

    - competition-driven increased spending on branding;

    - providing services to dot-coms building their brands;

    - providing services to traditional clients building internet operations;
      and

    - providing services to internet-related companies needing help with their internet strategy.

5. ENLARGED WPP GROUP BOARD AND HEADQUARTERS

Following completion of the Merger, the number of Directors of the enlarged WPP Group will be sixteen, twelve of whom will be existing directors of WPP (eight of whom will be non-executive Directors) and four of whom will be designated by Y&R (three of whom will be non-executive Directors). In addition, prior to 30 June 2001, Y&R will be entitled to appoint a further non-executive Director to the board of WPP, who is neither a US resident nor a US citizen.

The Directors of WPP following the Merger will be:

DIRECTOR                                       OFFICE
Hamish Maxwell                                 Chairman, Non-Executive Director
Sir Martin Sorrell                             Group Chief Executive
Paul Richardson                                Group Finance Director
Brian Brooks                                   Chief Human Resources Officer
Eric Salama                                    Group Director of Strategy
Jeremy Bullmore                                Non-Executive Director
Esther Dyson                                   Non-Executive Director
Masao Inagaki                                  Non-Executive Director
John Jackson                                   Non-Executive Director
Christopher Mackenzie                          Non-Executive Director
Stanley Morten                                 Non-Executive Director
John Quelch                                    Non-Executive Director
Michael J. Dolan*                              Chief Executive of Y&R
F. Warren Hellman*                             Non-Executive Director
Michael H. Jordan*                             Non-Executive Director
Sir Christopher Lewinton*                      Non-Executive Director

On the Effective Date, Steven Heyer and Joel Smilow will resign as Directors of WPP. The Directors marked with an asterisk are those who have been designated by Y&R and will be proposed for election at the forthcoming EGM.

A transition committee (which is not a committee of the Board of WPP) has been established and will be maintained for one year from the Effective Date. The committee will initially be comprised of Mr. Thomas D. Bell, Jr, Y&R's chairman and chief executive officer, who will be chairman of the committee, Mr.
Michael J. Dolan, Sir Martin Sorrell and Mr. Paul Richardson. This committee will be responsible for overseeing the transition as Y&R becomes part of the enlarged WPP Group. It will not be responsible for controlling the operations of the business of WPP or Y&R.

WPP's headquarters will continue to be in London. The headquarters of Y&R's agencies will continue to be located in the United States after completion of the Merger.

6. DIVIDENDS AND DIVIDEND POLICY

It is expected that half yearly dividends will continue to be paid on WPP Ordinary Shares in July and November in each year. The level of future WPP dividends will be dependent upon WPP's earnings, financial condition and other factors affecting its businesses. However, the payment of a dividend in any period cannot be guaranteed and is ultimately within the discretion of the Board of WPP.

Holders of WPP Ordinary Shares receive dividends in pounds sterling. The Depositary will convert into US dollars any cash dividend paid by WPP on the WPP Ordinary Shares, unless it is not reasonable, because of governmental regulation or otherwise, for the Depositary to effect the conversion into US dollars. The Depositary will distribute those US dollars, after deducting its fees and expenses, to holders of WPP ADSs.

The Consideration Shares will rank PARI PASSU in all respects with the existing WPP Ordinary Shares except that they will not rank for the interim dividend payable in respect of the year ending 31 December 2000 or for any other dividend the record date of which falls prior to the Effective Date.

7. ACCOUNTING TREATMENT AND REPORTING IMPLICATIONS

WPP will account for the Merger using the acquisition method of accounting under UK GAAP in accordance with FRS 6 "Acquisitions and Mergers". This results in pro forma goodwill of approximately L3,964.3 million (as sourced from the pro forma information included in Part IV of the Listing Particulars) based on the closing mid-market price of WPP Ordinary Shares of L9.65 on 30 June 2000 and 73.2 million Y&R Common Shares and 23.6 million Y&R Stock Options in issue as at 30 June 2000. This also assumes that 404 million new WPP Ordinary Shares will have been issued in connection with the Merger. In calculating the number of new WPP Ordinary Shares to be issued, no account has been taken of (i) any Y&R Common Shares issued since 30 June 2000; (ii) any Y&R Stock Options granted since 30 June 2000; (iii) any WPP Ordinary Shares to be issued in respect of the Y&R Convertible Notes or (iv) any new WPP Ordinary Shares that will have to be issued as consideration for certain previous acquisitions by Y&R. The actual goodwill arising as a result of the Merger will be based on the closing mid-market price of WPP Ordinary Shares and the number of Y&R Common Shares and Y&R Stock Options in issue at the Effective Date.

Goodwill arising on the transaction has been assumed to have an indefinite useful economic life and will therefore not be amortised. Goodwill assumed to have an indefinite useful economic life is subject to an annual impairment review conducted in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill".

The financial year end of WPP will continue to be 31 December in each year. The consolidated accounts of WPP will be published in sterling and will be prepared in accordance with UK GAAP, with a reconciliation of certain financial information to US GAAP. WPP plans to introduce quarterly earnings reporting during 2002.

8. LISTING AND DEALING

Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on its market for listed securities. The WPP ADSs representing the Consideration Shares will be listed on the Nasdaq. The Consideration Shares will be registered securities and may be held in uncertificated form. Dealings on the London Stock Exchange in the Consideration Shares are expected to commence at 8.00 a.m. (London time) on the Effective Date. It is a condition to the Merger becoming effective that the Consideration Shares are admitted to the Official List and to trading on the London Stock Exchange.

9. EXTRAORDINARY GENERAL MEETING

In view of its size, the Merger requires the approval of WPP Share Owners. There is set out on pages 12 and 13 of this document a notice convening an Extraordinary General Meeting of WPP for 10.00 a.m. on 29 September 2000 at the offices of Allen & Overy, One New Change, London EC4M 9QQ, at which ordinary resolutions will be proposed to approve the Merger and, subject to the Merger Agreement becoming unconditional and not having been terminated in accordance with its terms, to increase the authorised share capital of WPP, to authorise the Directors to allot new WPP Ordinary Shares and to approve the appointment of four new directors, designated by Y&R, to the board of WPP, being Michael J. Dolan, F. Warren Hellman, Michael H. Jordan and Sir Christopher Lewinton. A special resolution will also be proposed to enable the WPP Directors to make limited allotments of WPP Ordinary Shares for cash, other than according to the statutory pre-emption rights, representing (after taking account of certain obligations to be assumed by WPP under the terms of the Merger Agreement requiring the allotment of WPP Ordinary Shares for cash) approximately 5 per cent. of the enlarged issued share capital following completion of the Merger. In addition, further ordinary resolutions will be proposed to increase the limit on the aggregate annual remuneration which may be paid to non-executive Directors under WPP's articles of association from L250,000 to L450,000 and to enable the Company to provide any special remuneration to a non-executive Director, for any special or extra services requested by the Company, in the form of WPP Ordinary Shares (by means of a right to acquire those shares in lieu of cash, at a price no less than the nominal amount of such shares). A more detailed explanation of the resolutions to be put to the Extraordinary General Meeting is set out in paragraph 1 of the Additional Information section of this document.

10. FURTHER INFORMATION

Your attention is drawn to the Additional Information section of this document and also to the further information contained in the accompanying Listing Particulars. Share Owners should read the whole of this document and the accompanying Listing Particulars and not just rely on the summarised information.

11. ACTION TO BE TAKEN

Share owners will find enclosed with this document a form of proxy to be used in connection with the Extraordinary General Meeting. Forms of proxy should be completed and signed in accordance with the instructions printed thereon and returned to WPP's registrars, Computershare Services PLC, P.O. Box 1075, Bristol BS99 3FA, so as to arrive as soon as possible and in any event no later than
10.00 a.m. on 27 September 2000. The completion and return of a form of proxy will not preclude you from attending the Extraordinary General Meeting and voting in person if you so wish.

12. RECOMMENDATION

THE BOARD OF DIRECTORS OF WPP CONSIDERS THE MERGER TO BE IN THE BEST INTERESTS OF WPP SHARE OWNERS AS A WHOLE. THE BOARD, WHICH HAS RECEIVED FINANCIAL ADVICE FROM GOLDMAN SACHS AND MERRILL LYNCH, ALSO CONSIDERS THE TERMS OF THE MERGER TO BE FAIR AND REASONABLE. IN PROVIDING ADVICE TO THE BOARD OF DIRECTORS OF WPP, GOLDMAN SACHS AND MERRILL LYNCH HAVE RELIED UPON THE BOARD OF DIRECTORS' COMMERCIAL ASSESSMENT OF THE MERGER.

ACCORDINGLY, THE DIRECTORS UNANIMOUSLY RECOMMEND WPP SHARE OWNERS TO VOTE IN FAVOUR OF ALL OF THE RESOLUTIONS TO BE PROPOSED AT THE EXTRAORDINARY GENERAL MEETING. Since the resolutions to increase the limit on the aggregate annual remuneration which may be paid to non-executive Directors, and to enable the Company to provide any special remuneration which may be paid to non-executive Directors in the form of a right to acquire WPP Ordinary Shares, directly concern the non-executive Directors, the current non-executive Directors of the Company will abstain from voting on Resolutions 7 and 8, as set out in the Notice of EGM. Subject to that, all the Directors intend to vote in favour of all resolutions in respect of their own beneficial holdings amounting to 12,568,473 WPP Ordinary Shares (representing approximately 1.61 per cent. of the issued share capital of WPP).

Yours sincerely,
HAMISH MAXWELL

CHAIRMAN

                             ADDITIONAL INFORMATION

1. EXPLANATION OF RESOLUTIONS TO BE PROPOSED AT THE EGM

Resolution 1 will be proposed as an ordinary resolution:

(a) to approve the Merger on the terms and subject to the conditions of the Merger Agreement, as described in the Listing Particulars, and to authorise the Directors to take all necessary steps to implement the Merger; and

(b) to increase WPP's authorised share capital from L125,000,000 to L175,000,000 by the creation of an additional 500,000,000 new WPP Ordinary Shares and to authorise the Directors, pursuant to Section 80 of the Companies Act, to allot relevant securities up to a maximum nominal amount of L73,271,363.

The authority referred to in (b) above will authorise the Directors to allot new WPP Ordinary Shares to implement the Merger, to satisfy certain obligations to be assumed by WPP under the terms of the Merger Agreement requiring the allotment of further WPP Ordinary Shares and to allot further new WPP Ordinary Shares equal to approximately 33 per cent. of the expected enlarged issued share capital of WPP on completion of the Merger. The authority will expire on 28 September 2005 and will replace all previous authorities granted under
Section 80 of the Companies Act except that the authority conferred on the Directors, at the annual general meeting held on 26 June 2000, to issue WPP Ordinary Shares to JMS to satisfy its entitlement under the Notional Share Award Plan, the phantom options and the Leadership Equity Acquisition Plan shall remain in full force.

Resolutions 2 to 5 will be proposed as ordinary resolutions to appoint, with effect from the Merger becoming effective, four new directors of WPP designated by Y&R. The election of these directors is a condition to Y&R's obligation to complete the Merger. A short biography of each of the new directors is set out in paragraph 7.3 of Part VI of the Listing Particulars. The Merger will not become effective if these persons are not appointed as directors (unless this condition is waived by Y&R). Resolutions 2 to 5 will not become effective unless the Merger becomes effective.

Resolution 6 will be proposed as a special resolution and will give the Directors the authority to allot equity securities for cash without first being required to offer them to existing WPP Share Owners in accordance with the statutory pre-emption rights contained in Section 89(1) of the Companies Act. This authority will be limited to the allotment of equity securities for cash up to an aggregate nominal amount of L7,662,089, which (after taking account of certain obligations to be assumed by WPP under the terms of the Merger Agreement requiring the allotment of WPP Ordinary Shares for cash) will represent approximately 5 per cent. of the expected enlarged issued share capital of WPP on completion of the Merger. The authority sought by Resolution 6 will last until 28 September 2005 but, in accordance with previous practice, the Directors intend to seek renewal of this authority at subsequent annual general meetings of the Company. This authority will replace all previous authorities granted under Section 95 of the Companies Act except that the authority conferred on the Directors at the annual general meeting held on 26 June 2000 to issue WPP Ordinary Shares to JMS to satisfy its entitlement under the Notional Share Award Plan, the phantom options and the Leadership Equity Acquisition Plan shall remain in full force. Resolution 6 will be proposed as a special resolution and will not become effective unless the Merger becomes effective.

Resolution 7 will be proposed as an ordinary resolution to increase the limit on the amount of the aggregate annual remuneration which may be paid to non-executive Directors under WPP's articles of association from L250,000 to L450,000. The non-executive Directors will abstain from voting on this resolution.

Resolution 8 will be proposed as an ordinary resolution to enable the Company to provide special remuneration to a non-executive Director, for any special or extra services requested by the Company in accordance with Article 82 of the Company's Articles of Association, in the form of WPP Ordinary Shares (by means of a right to acquire those shares in lieu of cash, at a price no less than the nominal amount of such shares). Such remuneration may be subject to such restrictions as the Directors may specify at the time the right to acquire the shares is given and is intended to align the interests of any recipient of such special remuneration with those of WPP Share Owners (and in that way is consistent with the recommendations of the Hampel Report). Whilst the Directors will retain flexibility in determining such restrictions it is intended that the right to acquire WPP Ordinary Shares will not become exercisable if a non-executive Director resigns other than in special circumstances such as ill-health, while specialist services remain to be performed. The non-executive Directors will abstain from voting on this resolution.

The Merger is conditional on Resolutions 1 to 5 being passed. The Merger is not conditional on Resolutions 6, 7 and 8 being passed.

2. RESPONSIBILITY

The Directors and the Proposed Directors, whose names appear in paragraphs 7.1 and 7.2 of Part VI of the Listing Particulars, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

3. GENERAL

(a) Goldman Sachs and Merrill Lynch have each given and not withdrawn their written consent to the issue of this document, with the inclusion herein of the references to their respective names in the form and context in which they appear.

(b) The documents referred to in paragraph 15 of Part VI of the Listing Particulars and the letters of consent referred to in paragraph 2 above will be available for inspection as referred to in paragraph 15 of Part VI of the Listing Particulars.

                                 WPP GROUP PLC
                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of WPP Group plc (the "Company") will be held at the offices of Allen & Overy, One New Change, London EC4M 9QQ on 29 September 2000 at 10.00 a.m. to consider and, if thought fit, to pass the following resolutions of which Resolutions 1 to 5 and Resolutions 7 and 8 will be proposed as ordinary resolutions and Resolution 6 will be proposed as a special resolution:

1. APPROVAL OF THE MERGER

THAT:

(1) the merger (the "MERGER") with Young & Rubicam Inc ("Y&R") on the terms and subject to the conditions of the amended and restated agreement dated as of 11 May 2000 between (1) the Company, (2) Y&R, (3) York Merger Corp and (4) York II Merger Corp (a copy of which was produced to the Meeting and signed by the Chairman for the purposes of identification) ("THE MERGER AGREEMENT"), and as described in the listing particulars dated 25 August 2000 (a copy of which was produced to the Meeting and signed by the Chairman for the purposes of identification), be and is hereby approved and that the directors be and are hereby authorised to take all necessary steps to implement the Merger, subject to such modifications, amendments, waivers, variations or extensions of such terms and conditions as they think fit; and

(2) conditional upon and with effect from the Merger Agreement becoming unconditional in all respects (save as regards any conditions relating to the passing of this resolution and to the admission of the shares in the Company to be issued as consideration pursuant to the Merger to the Official List of the UK Listing Authority and to trading by the London Stock Exchange becoming effective) and not having been terminated in accordance with its terms:

    (a) the authorised share capital of the Company be increased from L125,000,000 to L175,000,000 by the creation of an additional 500,000,000 ordinary shares of 10p each;

    (b) (i) in accordance with Article 6 of the Company's Articles of Association the directors be empowered to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to a maximum nominal amount of L73,271,363;

        (ii) this authority shall expire on the date five years after the passing of this resolution;

        (iii) the Company may, before this authority expires, make an offer or agreement which would or might require relevant securities to be allotted after it expires; and

        (iv) all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect except that the authority conferred by the passing of Resolution 10 set out in the notice of annual general meeting held on 26 June 2000 shall remain in full force.

2. APPOINTMENT OF MICHAEL J. DOLAN

THAT, conditional upon and with effect from the Merger Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms, Michael J. Dolan be appointed as an additional director of the Company.

3. APPOINTMENT OF F. WARREN HELLMAN

THAT, conditional upon and with effect from the Merger Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms, F. Warren Hellman be appointed as an additional director of the Company.

4. APPOINTMENT OF MICHAEL H. JORDAN

THAT, conditional upon and with effect from the Merger Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms, Michael H. Jordan be appointed as an additional director of the Company.

5. APPOINTMENT OF SIR CHRISTOPHER LEWINTON

THAT, conditional upon and with effect from the Merger Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms, Sir Christopher Lewinton be appointed as an additional director of the Company.

6. DISAPPLICATION OF PRE-EMPTION RIGHTS

THAT, subject to the passing of Resolution 1 set out in this notice of Extraordinary General Meeting and conditional upon the Merger Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms:

(a) in accordance with Article 7 of the Company's Articles of Association, the directors be given power to allot equity securities for cash;

(b) for the purposes of paragraph (1)(b) of that Article, the nominal amount to which this power is limited is L7,662,089;

(c) this power shall expire on 28 September 2005 and all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect except that the authority conferred by the passing of Resolution 10 set out in the notice of annual general meeting held on 26 June 2000 shall remain in force.

7. INCREASE IN THE MAXIMUM AGGREGATE AMOUNT OF ANNUAL REMUNERATION PAYABLE TO NON-EXECUTIVE DIRECTORS

   THAT, in accordance with Article 81(1) of the Company's Articles of Association, the limit on the maximum amount of the aggregate annual remuneration payable to non-executive directors be increased from L250,000 to L450,000.

8. PAYMENT OF SPECIAL REMUNERATION TO NON-EXECUTIVE DIRECTORS BY MEANS OF A RIGHT TO ACQUIRE SHARES, IN LIEU OF CASH, AT A PRICE NO LESS THAN PAR

   THAT, if the directors grant special remuneration to any non-executive director who performs special or extra services at the request of the Company in accordance with Article 82 of the Company's Articles of Association, the directors may arrange for that special remuneration to be provided in the form of WPP Ordinary Shares (by means of a right to acquire those shares in lieu of cash at a price no less than the nominal amount of such shares), provided that shares subject to such remuneration shall count against the limits contained in the Company's existing employee share schemes as to the number of shares that may be issued under those schemes from time to time, and that such remuneration may be made subject to such restrictions as the directors may specify at the time of grant.

Registered Office:                                                     By order of the Board
Pennypot Industrial Estate                                                    Marie W. Capes
Hythe                                                                      Company Secretary
Kent CT21 6PE
England

                                                            Dated 25 August 2000

IMPORTANT NOTES:

1. Only Share Owners whose names appear on the register of members of the Company at 6.00 p.m. on 27 September 2000 shall be entitled to attend the Extraordinary General Meeting either in person or by proxy and the number of WPP Ordinary Shares then registered in their respective names shall determine the number of votes such persons are entitled to cast at the meeting.

2. A Share Owner entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy for use at the meeting and the power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy of such power or authority, must be deposited at the offices of the Company's registrars, Computershare Services PLC, P.O. Box 1075, Bristol BS99 3FA not less than 48 hours before the time appointed for the meeting.

4. Completion and return of the form of proxy will not prevent you from attending and voting at the meeting instead of your proxy, if you wish to do so.

                                  DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"Admission"                                    means admission of the Consideration Shares to the
                                               Official List and to trading on the London Stock
                                               Exchange's market for listed securities and
                                               "Admission becoming effective" means its becoming
                                               effective in accordance with paragraph 7.1 of the
                                               Listing Rules and paragraph 2.1 of the admission and
                                               disclosure standards published by the London Stock
                                               Exchange;

"Board"                                        the Board of Directors of WPP, or the Board of
                                               Directors of Y&R, as the context requires;

"Companies Act"                                the Companies Act 1985;

"Company" or "WPP"                             WPP Group plc;

"Consideration Shares"                         the new WPP Ordinary Shares to be issued, credited as
                                               fully paid, pursuant to the Merger;

"Depositary"                                   Citibank, N.A. in its capacity as depositary;

"Directors" or "WPP Directors"                 the directors of WPP;

"Effective Date"                               the date and time upon which all of the conditions to
                                               the Merger have been satisfied or waived;

"enlarged WPP Group"                           the WPP Group as enlarged by the Y&R Group following
                                               completion of the Merger;

"Extraordinary General Meeting" or "EGM"       the extraordinary general meeting of WPP convened for
                                               10.00 a.m. on 29 September 2000 for the purpose,
                                               inter alia, of giving approval to the Merger;

"FRS"                                          Financial Reporting Standards issued by the
                                               Accounting Standards Board;

"Goldman Sachs"                                Goldman Sachs International;

"JMS"                                          JMS Financial Services Limited;

"Listing Particulars"                          the listing particulars published by WPP in
                                               connection with its application for the admission of
                                               the Consideration Shares to the Official List and to
                                               trading on the London Stock Exchange's market for
                                               listed securities, a copy of which has been sent to
                                               WPP Share Owners with this document;

"Listing Rules"                                the listing rules of the UK Listing Authority;

"London Stock Exchange"                        London Stock Exchange plc;

"Merger"                                       the proposed merger of WPP and Y&R, details of which
                                               are set out in this document and the accompanying
                                               Listing Particulars;

"Merger Agreement"                             the amended and restated agreement and plan of merger
                                               dated as of 11 May 2000 between WPP, Y&R, York Merger
                                               Corp and York II Merger Corp;

"Merrill Lynch"                                Merrill Lynch International;

"Nasdaq"                                       National Association of Securities Dealers Automated
                                               Quotation System National Market;

"Noon Buying Rate"                             the noon buying rate in New York City for cable
                                               transfers in sterling as certified for customs
                                               purposes by the Federal Reserve Bank of New York;

"Official List"                                the official list of the UK Listing Authority;

"Proposed Directors"                           the proposed new directors of WPP whose names are set
                                               out, indicated by an asterisk, in paragraph 5 of this
                                               document;

"share owner"                                  a holder of WPP Ordinary Shares or Y&R Common Shares,
                                               as the context requires;

"uncertificated" or "in uncertificated         record on the relevant register of the share or
 form"                                         security concerned as being held in uncertificated
                                               form in CREST, and title to which by virtue of the
                                               Regulations may be transferred by means of CREST;

"UK GAAP"                                      generally accepted accounting principles in the UK;

"US GAAP"                                      generally accepted accounting principles in the US;

"WPP ADS"                                      an American Depositary Share representing five WPP
                                               Ordinary Shares;

"WPP Group"                                    WPP and its subsidiary undertakings and, where the
                                               context requires, its interests in joint ventures and
                                               associated undertakings;

"WPP Ordinary Shares"                          ordinary shares of 10p each in WPP;

"WPP Share Owner"                              a holder of WPP Ordinary Shares;

"WPP Share Schemes"                            The WPP Worldwide Ownership Plan 1996, The WPP Group
                                               Plc Executive Share Option Scheme 1994, The WPP
                                               Group plc Executive Stock Option Plan 1996, The WPP
                                               Executive Share Option Scheme, the WPP Performance
                                               Share Plan, the WPP Operating Company Long Term
                                               Incentive Plan, the Leadership Equity Acquisition
                                               Plan, the Capital Investment Plan and the Notional
                                               Share Award Plan;

"Y&R" or "Young & Rubicam"                     Young & Rubicam Inc;

"Y&R Common Shares"                            shares of common stock of par value US$0.01 per share
                                               of Y&R;

"Y&R Convertible Notes"                        the Young & Rubicam 3% Convertible Subordinated Notes
                                               due 2005;

"Y&R Directors"                                the directors of Y&R;

"Y&R Group"                                    Y&R and its subsidiary undertakings and, where the
                                               context requires, its interests in joint ventures and
                                               associated undertakings;

"Y&R Share Owner"                              a holder of Y&R Common Shares;

"Y&R Stock Options"                            options to acquire Y&R Common Shares pursuant to the
                                               following stock option plans:

                                               Young & Rubicam Inc. Incentive Compensation Plan,
                                               Young & Rubicam Inc. Change in Control Severance
                                               Plan, Young & Rubicam Inc. Directors Stock Option
                                               Plan, Young & Rubicam Inc. Director Deferred Fee
                                               Plan, (as amended), Young & Rubicam Inc. Deferred
                                               Compensation Plan, Young & Rubicam Holdings Inc.
                                               Restricted Stock Plan, and Young & Rubicam Holdings
                                               Inc. Management Stock Option Plan;

"York Merger Corp"                             York Merger Corp., a wholly-owned subsidiary of WPP
                                               incorporated in the State of Delaware;

"York II Merger Corp"                          a wholly-owned subsidiary of York Merger Corp.

                        MERRILL CORPORATION LTD. London
                                   00LON1333